UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25                  SEC FILE NUMBER
                                                                    0-31737
                          NOTIFICATION OF LATE FILING
                                                                  CUSIP NUMBERS
                                                                    97380W AC9
                                                                    97380W AD7

(Check One): [X]Form 10-K [ ]Form 20-F [ ]Form 11-K  [ ]Form 10-Q  [ ]Form N-SAR

     For Period Ended: December 31, 2002

     [X] Transition Report on Form 10-K
     [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K
     [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form N-SAR

     For Transition Period Ended: Not Applicable.

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable


PART I--REGISTRANT INFORMATION

Windsor Woodmont Black Hawk Resort Corp.
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Full Name of Registrant


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Former Name if Applicable

111 Richman St.
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Address of Principal Executive Office (Street and Number)

Black Hawk Colorado 80422
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City, State and Zip Code


PART II--RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/X/ (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III--NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed period.

     The registrant is unable to file its annual report on Form 10-K for the year ended December 31, 2002 within the prescribed period because its auditors have been unable to obtain and review the working papers of the registrant's former auditors Arthur Andersen LLP for the year ended December 31, 2001.


PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Henry F. Schlueter, Esq.          (303)             292-3883
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             (Name)                 (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                  [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                  [X] Yes [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The registrant's expects a significant change in result of operations for the corresponding period for the last fiscal year because the registrant's operations commenced on December 20, 2001 and had only 10 days of operations for the year ended December 31, 2001. Further, on November 7, 2002, the registrant filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Colorado.


                    Windsor Woodmont Black Hawk Resort Corp.
                    ----------------------------------------
                  (Name of Registrant as Specified in Charter)


has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date:  March 28, 2003                      By: /s/ Michael L. Armstrong
                                           ----------------------------
                                           Michael L. Armstrong, Vice-President,
                                           Chief Financial Officer, Treasurer
                                           and Secretary



INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.